Exhibit 99.1

Contact Information:

Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Xiaoying Song, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces One-for-40
Reverse Stock Split

●	Class A Ordinary Shares Will Begin Trading on a Split-Adjusted Basis on April 4, 2025

NEW YORK, April 1, 2025 /Globe Newswire/ – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise”, “AEHL” or the “Company”), the majority interest owner of Kylin Cloud, a livestreaming e-commerce business in China, announced today that its Board of Directors has set the date of April 4, 2025 to be the effective date for the Company’s 1-for-40 reverse stock split of its Class A ordinary shares (the “Ordinary Shares”). The Company’s Ordinary Shares will begin trading on the NASDAQ Stock Market on a split-adjusted basis when the market opens on April 4, 2025. The CUSIP number for the Company’s Ordinary Shares will be changed to G041JN130.

The Company’s Board of Directors approved a reverse stock split so as to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. In order to maintain the Company’s listing on the NASDAQ Capital Market, the Company’s common stock must have a closing bid price of $1.00 or more for a minimum of ten consecutive trading days by April 30, 2025. There can be no assurance that following the reverse split, the Company’s Ordinary Shares will remain above $1.00 per share minimum for the requisite period as of April 30, 2025 to regain listing compliance. In the event the Company does not regain compliance with the minimum bid price requirement, its securities may be subject to delisting from the NASDAQ Stock Market which, in turn, will result in significant adverse effect on the value and liquidity of the Company’s securities.

As a result of the reverse stock split, every 40 issued and outstanding Ordinary Shares as of the effective date will be automatically combined into one Ordinary Share. Consequently, the reverse stock split will reduce the total number of Ordinary Shares of the Company from approximately 41,430,051 shares to approximately 1,035,752 shares. In lieu of issuing fractional shares, the Company will issue one full share of the post-reverse stock split Ordinary Share to any shareholder who would have been entitled to receive a fractional share. All outstanding stock options, warrants and other rights to purchase the Company’s Ordinary Shares will be adjusted proportionately as a result of the reverse stock split.

Once the reverse stock split becomes effective, shareholders holding Ordinary Shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the reverse stock split. Beneficial holders may contact their bank, broker or nominee for more information. Please direct any questions to your broker or the Company’s transfer agent, Equiniti Limited, by calling 800-937-5449 or 718-921-8157.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited (“Antelope Enterprise”, “AEHL” or the “Company”) engages holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our energy, livestreaming e-commerce, business management and information system consulting businesses. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Source: Antelope Enterprise Holdings Limited

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